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                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549
                             --------------------

                                  SCHEDULE TO

                              (Amendment No. 26)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934


                          WILLAMETTE INDUSTRIES, INC.
                      (Name of Subject Company (Issuer))

                            COMPANY HOLDINGS, INC.
                             WEYERHAEUSER COMPANY
                     (Names of Filing Persons -- Offerors)

                    COMMON STOCK, PAR VALUE $0.50 PER SHARE
                        (Title of Class of Securities)

                                   969133107
                     (CUSIP Number of Class of Securities)

                             Robert A. Dowdy, Esq.
                             Weyerhaeuser Company
                         Federal Way, Washington 98063
                           Telephone: (253) 924-2345

      (Name, Address and Telephone Number of Person Authorized to Receive
            Notices and Communications on Behalf of Filing Persons)

                                   Copy to:

                              Richard Hall, Esq.
                            Cravath, Swaine & Moore
                               825 Eighth Avenue
                           New York, New York 10019
                           Telephone: (212) 474-1000

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                                  SCHEDULE TO

          This Statement amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 29, 2000 (as previously amended, the "Schedule TO"), relating to the offer by Company Holdings, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser" or "Parent"), to purchase (1) all outstanding shares ("Shares") of common stock, par value $0.50 per share, of Willamette Industries, Inc., an Oregon corporation ("Willamette" or the "Company"), and (2) unless and until validly redeemed by the Board of Directors of the Company, the related rights to purchase shares of Series B Junior Participating Preferred Stock, $0.50 par value per share, of the Company (the "Rights") issued pursuant to the Rights Agreement, dated as of February 25, 2000 by and between the Company and ChaseMellon Shareholder Services L.L.C., as Rights Agent, at a price of $48.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), dated November 29, 2000, and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Unless the context otherwise requires, all references to the Shares shall be deemed to include the associated Rights, and all references to the Rights shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement.

          Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase and the Schedule TO.

Item 5.   Past Contacts, Transactions, Negotiations and
          Agreements.

          On April 2, 2001, Weyerhaeuser sent a letter to the board of directors of Willamette regarding the Offer. The text of the letter is filed herewith as Exhibit (a)(5)(V).

Item 12.  Exhibits.

(a)(5)(V) Letter dated April 2, 2001, sent by Weyerhaeuser
          Company to the board of directors of Willamette
          Industries, Inc.

                            - 1 -


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                          SIGNATURES

          After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

                         COMPANY HOLDINGS, INC.,

                         by /s/ STEVEN R. ROGEL
                            -------------------------------
                            Name:  Steven R. Rogel
                            Title: President


                         WEYERHAEUSER COMPANY,

                         by /s/ STEVEN R. ROGEL
                            -------------------------------
                            Name:  Steven R. Rogel
                            Title: President and Chief
                                   Executive Officer

Dated: April 2, 2001


                            - 2 -


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                        Exhibit Index

Exhibit No.                Description

(a)(5)(V) Letter dated April 2, 2001, sent by Weyerhaeuser Company to the board of directors of Willamette Industries, Inc.


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                                                             Exhibit (a)(5)(V)

                                                   [Weyerhaeuser Company logo]
April 2, 2001

Willamette Industries, Inc.
1300 SW Fifth Ave, Suite 3800
Portland OR 97201

Attention: The Board of Directors of Willamette Industries

Gentlemen:

As you know, we have been trying to open a meaningful dialogue regarding a combination of Willamette and Weyerhaeuser. Working together we can negotiate a transaction that maximizes value for the shareholders and benefits the constituencies of both companies. We have refrained from speculating about matters where more information was required to accurately evaluate the situation. However, Willamette management has made comments to the media that have no basis in fact. We believe these comments only serve to cause needless anxiety among your employees and in the communities in which you operate, and create conflict where none exists.

Most recently, in a letter to the editor of the Business Journal of Portland dated March 23, 2001, Duane McDougall, Willamette's president and CEO, made statements that can only be characterized as speculation. Mr. McDougall said of the proposed combination with Weyerhaeuser, "hundreds, if not thousands, of people would likely lose their jobs." We believe Mr. McDougall's statement is intended to mislead the public and employees in an attempt to rally support against a combination with Weyerhaeuser. We have been quite clear that we see minimal impact to the combined employee base as a result of the transaction. Willamette has repeatedly refused to engage in any discussions with Weyerhaeuser to explore the merits of the proposed combination and obtain an informed basis for beliefs about possible effects of the transaction.

Let's focus on the future and the facts - we believe a combination of our two companies will benefit all Willamette and Weyerhaeuser constituencies. As we have said, and repeat here again, we welcome discussion with Willamette regarding this transaction, and if Willamette can demonstrate additional value, Weyerhaeuser stands ready to negotiate.

Sincerely,

/s/ STEVEN R. ROGEL

Steven R. Rogel
Chairman, President and CEO